

June 26, 2012

Via E-mail
Yakun Song
President and Chief Executive Officer
Yakun International Investment & Holding Group
No.40-1 Dama Road
Nanguan District, Chang Chun 1300003
People's Republic of China

      **Re: Yakun International Investment & Holding Group,
             formerly Rhino Productions, Inc.
             Current Report on Form 8-K
             Filed September 15, 2011
             Annual Report on Form 10-K for Fiscal Year ended December 31, 2011
             Filed March 30, 2012
             File No. 1-34210**

Dear Ms. Song:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/H. Roger Schwall

              H. Roger Schwall
              Assistant Director

cc: Vincent J. McGill
       Eaton & Van Winkle LLP